

U.S. Securities and Exchange Commission
Division of Investment Management

December 2, 2025

<u>VIA E-MAIL</u>

Stacy L. Fuller
K&L Gates LLP
1601 K St NW #1
Washington, DC 20006

        Re: **Direxion Shares ETF Trust**
                Post-Effective Amendments on Form N-1A
                File Nos. 333-150525, 811-22201

Dear Ms. Fuller:

We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. On October 3, 2025 and October 10, 2025, Direxion Shares ETF Trust filed post-effective amendments on Form N-1A to add the series referenced in Appendix A attached hereto.

We will not perform a substantive review of these filings referenced in <u>Appendix A</u> until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filings until these issues are resolved.

Rule 18f-4 under the Investment Company Act of 1940

Rule 18f-4 limits fund leverage risk by requiring that an open-end fund's Value-at-Risk (VaR) does not exceed 200% of the VaR of a designated reference portfolio.[1] The fund's designated reference portfolio provides the unleveraged baseline against which to compare the fund's leveraged portfolio for purposes of identifying the fund's leverage risk under the rule.

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[1]   Rule 18f-4(c)(2). In circumstances not relevant here, a fund can satisfy a different test in the rule based on absolute VaR, rather than relative VaR.

Accordingly, in defining the term "designated reference portfolio," rule 18f-4 provides that, if the fund's investment objective and strategy is to track the performance (including a leverage multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio.[2] As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.

Each fund in the registrant's fund complex identified in <u>Appendix A</u> has an objective and strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities that it tracks (collectively, the fund's "reference assets") as the fund's designated reference portfolio for purposes of the VaR test required by rule 18f-4. Whether the fund identifies the securities (or security) it tracks by their individual names or as an index does not change this conclusion.

Because each of these funds has an objective and strategy to provide a leverage multiple or inverse multiple of the return of the fund's reference assets, each fund's reference assets provide the precise representation of the fund's unleveraged portfolio and therefore the appropriate baseline to calculate the fund's leverage risk under the rule. Accordingly, we question how the fund's derivatives risk manager could reasonably determine to use a baseline other than the reference assets and how the funds' directors, as fiduciaries, would be satisfied with the manager's choice.

* * *

We request the registrant revise its objective and strategy to be consistent with rule 18f-4, as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please feel free to contact us at (202) 551- 6921.

Sincerely,

Division of Investment Management

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[2]   Rule 18f-4(a) (defining the term "Designated reference portfolio").

Appendix A

33 Act	Accession No	Registrant	Filing Date	Series Names
333-150525	0001193125-25-230257	Direxion Shares ETF Trust	10/3/2025	Direxion Daily AAPL Bull 3X ETF Direxion Daily TSM Bull 3X ETF Direxion Daily AMZN Bull 3X ETF Direxion Daily GOOGL Bull 3X ETF Direxion Daily META Bull 3X ETF Direxion Daily MU Bull 3X ETF Direxion Daily NFLX Bull 3X ETF Direxion Daily NVDA Bull 3X ETF Direxion Daily PLTR Bull 3X ETF Direxion Daily TSLA Bull 3X ETF
333-150525	0001193125-25-237051	Direxion Shares ETF Trust	10/10/2025	Direxion Daily AMD Bull 3X ETF Direxion Daily UNH Bull 3X ETF Direxion Daily AVGO Bull 3X ETF Direxion Daily BABA Bull 3X ETF Direxion Daily BRKB Bull 3X ETF Direxion Daily COIN Bull 3X ETF Direxion Daily HOOD Bull 3X ETF Direxion Daily INTC Bull 3X ETF Direxion Daily MSFT Bull 3X ETF Direxion Daily ORCL Bull 3X ETF
333-150525	0001193125-25-237095	Direxion Shares ETF Trust	10/10/2025	Direxion Daily Bitcoin Bull 3X ETF Direxion Daily Energy Bull 3X ETF Direxion Daily Ether Bull 3X ETF Direxion Daily Gold Miners Bull 3X ETF Direxion Daily Junior Gold Miners Bull 3X ETF Direxion Daily MAG7+ Bull 3X ETF Direxion Daily Oil & Gas Exp. & Prod. Bull 3X ETF Direxion Daily Qs Bull 3X ETF Direxion Daily QQQE Bull 3X ETF